CORRESP for the Correct SEC letter on September 19, 2016 of the Registration Satement on Form S-1

LANDBAY INC
CIK: 0001672572
3906 Main Street, 207
Flushing, NY11354

September 22, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention:
     Michael Killoy
     David Link
     John Reynolds
     Brain McAllister
     Rufus Decker

Re: Landbay Inc
    Registration Statement on Form S-1
    Filed August 18, 2016
    File No. 333-210916

The follow contents are in response to the Correct SEC letter on September 19, 2016 for the Registration Satement on Form S-1/A:

Directors, Executive Officers, Promoters and Control Persons, page 18

1. We reissue comment 5. Specifically, please disclose in the filing your promoters experience with other filers including filers that have and have not become qualified or effective. Further, it appears the filers are all engaged in the same business. In that regard, please disclose conflicts of interest associated with running multiple businesses in the same industry.

Please see the amended contents of the Directors, Executive Officers, Promoters and Control Persons in page 18 of Form S-1/A on September 22, 2016.

Undertakings, page 19

2. We reissue comment 7. Please revise to provide the undertaking required by Item 512(h) of Regulation S-K or advise us why the undertaking is not required.

Please see the amended contents of the Undertakings in page 19 of Form S-1/A on September 22, 2016

Wanjun Xie
Wanjun Xie

President
Landbay Inc
Date: September 22, 2016